AMENDMENT NO. 1 TO SUCCESS BANCSHARES, INC. BY-LAWS

Section 2.6(A)(2) is amended by adding thereto the following sentence:


     "A proxy granted in connection with an annual meeting of stockholders may confer discretionary authority to vote on any matter properly submitted by a stockholder for presentation at the annual meeting in accordance with these By-laws but not included in the Corporation's proxy materials for use in connection with such meeting if the Corporation did not receive proper notice of such proposal at least 120 days before the date of the Corporation's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the Corporation did not hold an annual meeting the previous year, or if the date of the current year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the Corporation begins to print and mail its proxy materials."